# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CPI Card Group Inc., CIK 0001641614
CUSIP: 12634H200
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10368 WEST CENTENNIAL RD, LITTLETON, Colorado (CO), 80127
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0002101417
Persons authorized to receive notices and communications: Nathan Murray, 401 West Georgia St, Suite 1858, Vancouver, British Columbia Canada (A1), V6B5A1, 1(604)9104880

## Reporting persons
- Tricor Pacific Capital Inc. (CIK 0002101417): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,176,056; sole dispositive power 0; shared dispositive power 2,176,056; aggregate amount beneficially owned 2,176,056 (19.1% of the class)
- Tricor PMT25 Holdings Inc. (CIK 0002100843): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,176,056; sole dispositive power 0; shared dispositive power 2,176,056; aggregate amount beneficially owned 0 (19.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: CPI Card Group Inc.
Address of issuer's principal executive offices: 10368 WEST CENTENNIAL RD, LITTLETON, Colorado (CO), 80127
Comment: This statement relates to the Common Stock, par value $0.001 per share ("Shares"), of CPI Card Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10368 W. Centennial Road, Littleton, CO 80127. The percentage ownerships reported in this Schedule 13D are computed in reliance on the Issuer's Form 10-Q for its quarter ended September 30, 2025, which stated that the Issuer had 11,387,538 outstanding shares as of October 28, 2025.

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by Tricor Pacific Capital Inc., a British Columbia corporation ("Tricor"), and Tricor PMT25 Holdings Inc., a British Columbia corporation ("Sub", and together with Tricor, the "Reporting Persons").
Residence or business address: The Reporting Persons have a business address of 401 West Georgia St, Suite 1858, Vancouver, BC V6B 5A1.
Present principal occupation or employment:
Tricor is a Family Office that holds, directly and indirectly, a portfolio of investments (including without limitation Shares of the Issuer) on behalf of Roderick R. Senft and two trusts for the benefit of him and his family members. All voting and investment decisions relating to the Issuer Shares are made by or at the direction of Tricor's board of directors, which consists of Mr. Senft and five other members. Mr. Senft disclaims beneficial ownership of the Shares.

Sub is a wholly-owned subsidiary of Tricor, formed to purchase and hold the Issuer Shares. Sub is controlled by Tricor.

Exhibit 99.5 hereto sets forth the information required by Instruction C to Schedule 13D regarding directors and executive officers of the Reporting Persons.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding, and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding, and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In December 2025, Sub purchased from the Selling Funds (defined below) a total of 1,926,056 Issuer Shares (referred to here as the "Restricted Shares") for $26.0 million ($13.51 per Share), funded by Tricor's working capital. In September 2024, Tricor purchased 250,000 Shares (not previously reported, the "Prior Shares") in the Issuer's underwritten secondary public offering for $5.3 million ($21.00 per Share), funded by Tricor's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. On December 4, 2025, Sub purchased the Restricted Shares in a privately negotiated transaction with two investment funds (the "Selling Funds") that have held pro rata board nomination rights granted to them by the Issuer in 2015. In connection with its purchase of the Restricted Shares, Sub (i) entered into a Director Nomination Agreement with the Issuer, dated as of December 4, 2025, pursuant to which Sub received pro rata board nomination rights (based on the percentage of outstanding Shares owned) that currently entitle Sub to nominate up to two directors of the Issuer (and certain rights for representation on Issuer board committees); and (ii) has become a party to that certain registration rights agreement dated October 15, 2015 between the Issuer and the Selling Funds (the "Registration Rights Agreement"), pursuant to which Sub received certain registration rights as to any or all Issuer Shares owned by it from time to time. Additionally, pursuant to a Lock Up Agreement dated as of December 4, 2025 with the Issuer, Sub has agreed not to sell any of the Restricted Shares during the one-year period from the date of purchase. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Tricor and Sub reserve discretion to take other actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Sub and Tricor beneficially own 2,176,056 Shares, representing 19.1% of all Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Sub and Tricor share voting and dispositive power over the Restricted Shares and the Prior Shares.
Transactions in the class effected during the past sixty days: The description of the purchase of the Private Shares in Item 3 is incorporated into this Item 5(c) by reference.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: For information regarding contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, see responses to Items 4 and 5, which are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1, Joint Filing Agreement between the Reporting Parties, dated December 17, 2025

Exhibit 99.2, Director Nomination Agreement by and between Sub and the Issuer, dated as of December 4, 2025 (incorporated by reference to Exhibit 10.1 of the Form 8-K of the Issuer (SEC File 001-37584) filed on December 5, 2025)

Exhibit 99.3, Registration Rights Agreement by and between the Issuer and the Selling Funds, dated as of October 15, 2015 (incorporated by reference to the Form 8-K of the Issuer (SEC File 001-37584) filed on October 21, 2015)

Exhibit 99.4, Lock Up Agreement by and between Sub and the Issuer, dated as of December 4, 2025, restricting resale of the Restricted Shares

Exhibit 99.5, Schedule of Directors and Executive Officers of the Reporting Persons.

## Signatures
- Tricor Pacific Capital Inc.: /s/ Shawn Lewis, Shawn Lewis - Director (12/18/2025)
- Tricor PMT25 Holdings Inc.: /s/ Shawn Lewis, Shawn Lewis - Director (12/18/2025)